United States securities and exchange commission logo





                             August 3, 2021

       Kent Landvatter
       Chief Executive Officer
       Finwise Bancorp
       756 East Winchester
       Suite 100
       Murray, UT 84107

                                                        Re: Finwise Bancorp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 30, 2021
                                                            File No. 333-257929

       Dear Mr. Landvatter:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Selected Financial Highlights, page 17

   1. We note your selected financial highlights presents preliminary unaudited consolidated financial information
regarding your performance and financial condition as of and for the three months ended June
30, 2021, but you have not included your interim unaudited
                                                        consolidated financial
statements for the three months ended June 30, 2021 as they are not available. Please
revise to provide the following:
                                                            Please revise to
explain further why you can provide only partial and preliminary financial
information at the time of the offering.
                                                            Please expand this
presentation to include addition narrative disclosure that explains
 Kent Landvatter
Finwise Bancorp
August 3, 2021
Page 2
              the underlying causes of the changes you identify including, but not limited to, explaining why:
                o Total assets and total loans at June 30, 2021 declined when loan originations for the second quarter of 2021 increased;
                o Net interest income, fee income and non-interest income increased;
                o Non-interest expense and the provision for income taxes increased;
                o Net interest margin increased when loans outstanding decreased and deposits increased (consider discussing rate versus volume changes);
and
                o  Your ROAA, ROAE and Efficiency ratios changed.

Description of Capital Stock
Forum Selection, page 157

2. We note that your forum selection provision identifies the state or federal courts located in the State of Utah as the exclusive forum for certain litigation,
including any    derivative
         action.    Please disclose whether this provision applies to actions
arising under the
         Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
3. The description of your forum selection provision on page 157, which identifies the state and federal courts in the State of Utah as the exclusive forum for specified legal proceedings, appears to be inconsistent with your disclosure on page 61, which identifies the states and federal courts located in Salt Lake County, Utah as the exclusive forum for specified legal proceedings. In addition, we note that Article IXX of your fourth amended and restated articles of incorporation filed as Exhibit 3.1 and Section
11.05 of your
       amended and restated bylaws filed as Exhibit 3.2 identify the United States District Court for the District of Utah and any Utah state court sitting in Salt Lake County, Utah. Please
FirstName LastNameKent Landvatter
       ensure that the description of the exclusive forum provisions in the registration statement
Comapany    NameFinwise
       is consistent       Bancorp
                     with Article IXX of your articles of incorporation and
Section 11.05 of your
Augustbylaws.
        3, 2021 Page 2
FirstName LastName
 Kent Landvatter
FirstName  LastNameKent Landvatter
Finwise Bancorp
Comapany
August     NameFinwise Bancorp
       3, 2021
August
Page 3 3, 2021 Page 3
FirstName LastName
       You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-
3469 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance